UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of the Company, dated September 17, 2021.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form S-8 (File No. 333-191416), Form S-8 (File No. 333-214042) , Form S-8 (File No. 333-228070) and Form S-8 (File No. 332-249577)

Other Events

Appointment of New Chairman of the Board

On September 17, 2021 WNS (Holdings) Limited (the “Company”) issued a press release announcing the appointment of Timothy L. Main as Chairman of the Board of Directors upon Adrian Dillon’s retirement from the Board. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	Group General Counsel

EXHIBIT INDEX

99.1	Press release of the Company, dated September 17, 2021.